UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): July 21, 2026

Inflection Point Acquisition Corp. III

(Exact name of registrant as specified in its charter)

Cayman Islands	001-42614	N/A
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

167 Madison Avenue Suite 205 #1017

New York, New York 10016

(Address of principal executive offices, including zip code)

Registrant’s telephone number, including area code: (212) 295-5830

Not Applicable

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Units, each consisting of one Class A ordinary share, $0.0001 par value, and one right to receive one-tenth (1/10) of one Class A ordinary share	IPCXU	The Nasdaq Stock Market LLC
Class A ordinary shares, par value $0.0001 per share	IPCX	The Nasdaq Stock Market LLC
Rights, each entitling the holder to receive one-tenth (1/10) of one Class A ordinary share	IPCXR	The Nasdaq Stock Market LLC

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 8.01 Other Events

On July 21, 2026, Inflection Point Acquisition Corp. III (the “Inflection Point”) entered into an agreement with a service provider in which a portion of the cash fee payable to the service provider would be equal to the product of 125,000 multiplied by the redemption price of the Class A ordinary shares of Inflection Point in connection with its business combination transaction (the “Business Combination”) with Air Water Ventures Holdings Limited (the “Company”) and Air Water Ventures Limited (“PubCo”) subject to the service provider providing evidence within five business days of the closing of the Business Combination that the service provider held 125,000 Class A ordinary shares of Inflection Point as of immediately prior to the closing of the Business Combination that were not redeemed. As of the time of filing of this Current Report on Form 8-K, the service provider had not purchased any Class A ordinary shares of Inflection Point.  Any such purchases subsequently made by the service provider would be made to satisfy the condition for obtaining the cash fee payment described above and would be made at prices not exceeding the redemption price.  As of the close of business on July 27, 2026, Inflection Point had received redemption requests from holders of 24,673,661 Class A ordinary shares of Inflection Point.

Additional Information about the Business Combination and Where to Find it

In connection with the Business Combination, Inflection Point, the Company and PubCo prepared, and PubCo and the Company filed with the SEC, a registration statement on Form F-4 (as amended and declared effective by the SEC on July 8, 2026, the “Registration Statement”), which included a proxy statement distributed to Inflection Point’s shareholders in connection with Inflection Point’s solicitation for proxies for the vote by Inflection Point’s shareholders in connection with the Business Combination and other matters as described in the Registration Statement, as well as the prospectus relating to the offer of the securities to be issued to the Company’s shareholders in connection with the completion of Business Combination. Inflection Point mailed the definitive proxy statement/prospectus and other relevant documents to its shareholders as of the record date, June 24, 2026 established for voting on the Business Combination beginning on July 9, 2026.

INVESTORS AND SECURITY HOLDERS ARE ADVISED TO READ THE REGISTRATION STATEMENT, PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS THAT ARE OR WILL BE FILED OR FURNISHED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT THE BUSINESS COMBINATION AND RELATED MATTERS. Investors and security holders are able to obtain copies of these documents and other documents filed with the SEC free of charge at www.sec.gov. Shareholders of Inflection Point are also able to obtain copies of the proxy statement/prospectus without charge at the SEC’s website at www.sec.gov, or by directing a request to: Inflection Point Acquisition Corp. III, 167 Madison Avenue Suite 205 #1017, New York, New York 10016.

Participants in the Solicitation

Inflection Point, the Company, PubCo and their respective directors, executive officers, and other members of management, and consultants, under SEC rules, may be deemed participants in the solicitation of proxies from Inflection Point’s shareholders with respect to the Business Combination. A list of the names of those directors and executive officers and a description of their interests in Inflection Point and/or the Company is contained in the sections entitled “Beneficial Ownership of PubCo,” “Proposal No. 1 — The Business Combination Proposal — Interests of Certain Inflection Point Persons in the Business Combination,” and “Proposal No. 1 — The Business Combination Proposal — Interests of Air Water’s Directors and Executive Officers” of the definitive proxy statement/prospectus, filed with the SEC on July 8, 2026, and which is available free of charge at the SEC’s website at www.sec.gov, and sec.gov/Archives/edgar/data/2012318/000121390026076450/ea0297441-01.htm.

Forward-Looking Statements

Certain statements made herein are not historical facts but may be considered “forward-looking statements” within the meaning of Section 27A of the Securities Act, Section 21E of the Exchange Act and the “safe harbor” provisions under the Private Securities Litigation Reform Act of 1995. Forward-looking statements generally are accompanied by words such as “believe,” “may,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “expect,” “should,” “would,” “plan,” “predict,” “potential,” “seem,” “seek,” “future,” “outlook” or the negatives of these terms or variations of them or similar terminology or expressions that predict or indicate future events or trends or that are not statements of historical matters. These forward-looking statements include, but are not limited to, statements regarding future events, the expectation that the Business Combination between Inflection Point and the Company will occur and that PubCo will be listed on Nasdaq, the estimated or anticipated future results and benefits of PubCo following the Business Combination, including its ability to successfully execute its business plan, the likelihood and ability of the parties to successfully consummate the Business Combination and future opportunities for PubCo and other statements that are not historical facts.

These statements are based on the current expectations of Inflection Point’s and/or the Company’s management and are not predictions of actual performance. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on, by any investor as a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions. Many actual events and circumstances are beyond the control of Inflection Point and the Company. These statements are subject to a number of risks and uncertainties regarding the Company’s business and the Business Combination, and actual results may differ materially. These risks and uncertainties include, but are not limited to: general economic, political and business conditions; the inability of the parties to consummate the Business Combination or the intended financing; the occurrence of any event, change or other circumstances that could give rise to the termination of the Business Combination Agreement; the number of redemption requests made by Inflection Point’s shareholders in connection with the Business Combination; the outcome of any legal proceedings that may be instituted against the parties; the risk that the approval of Inflection Point’s shareholders for the Business Combination is not obtained; the anticipated capitalization and enterprise value of PubCo following the consummation of the Business Combination; the ability of PubCo to issue equity, equity-linked or other securities in the future; expectations related to the terms and timing of the Business Combination; failure to realize the anticipated benefits of the Business Combination, including as a result of a delay in consummating the Business Combination; the risk that the Business Combination may not be completed by Inflection Point’s business combination deadline and the potential failure to obtain an extension of its business combination deadline, if sought by Inflection Point; the risks related to the rollout of the Company’s business and the timing of expected business milestones; the ability of PubCo to execute its growth strategy, manage growth profitably and retain its key employees; the ability of PubCo to obtain or maintain the listing of its securities on the Nasdaq following the Business Combination; costs related to the Business Combination; and other risks that will be detailed from time to time in filings with the SEC, including those risks discussed under the heading “Risk Factors” in the definitive proxy statement/prospectus filed by each of Inflection Point and the Company with the SEC on July 8, 2026. The foregoing list of risk factors is not exhaustive. There may be additional risks that could also cause actual results to differ from those contained in these forward-looking statements. In addition, forward-looking statements provide Inflection Point’s expectations, plans or forecasts of future events and views as of the date of this communication. And while Inflection Point may elect to update these forward-looking statements in the future, Inflection Point specifically disclaims any obligation to do so. These forward-looking statements should not be relied upon as representing Inflection Point’s assessments as of any date subsequent to the date of this communication. Accordingly, undue reliance should not be placed upon the forward-looking statements. Nothing herein should be regarded as a representation by any person that the forward-looking statements set forth herein will be achieved or that the results of such forward-looking statements will be achieved.

No Offer or Solicitation

This communication is for informational purposes only and is neither an offer to purchase, nor a solicitation of an offer to sell, subscribe for or buy any securities or the solicitation of any vote in any jurisdiction pursuant to the Business Combination or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

INFLECTION POINT ACQUISITION CORP. III

Date: July 29, 2026	By:	/s/ Kevin Shannon
	Name:	Kevin Shannon
	Title:	Chief Operating Officer

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